UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67265

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BEAR CREEK SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 17TH STREET, SUITE 970
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID SILVER	303-459-7342	DSILVER@BEARCREEKAM.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 NICOLLET MALL, SUITE 1200	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID SILVER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BEAR CREEK SECURITIES, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SCOTT BEN MCKINNEY
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20174001361
MY COMMISSION EXPIRES JAN 11, 2029

12/31/2025

Signature:

Title:
MANAGING DIRECTOR

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bear Creek Securities, LLC

(SEC I.D. No. 8-67265)

Statement of Financial Condition Report
December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

BEAR CREEK SECURITIES, LLC

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025:	
Statement of Financial Condition	2
Notes to Financial Statement	3-6



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
Bear Creek Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bear Creek Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
January 26, 2026

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1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



BEAR CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

CASH	$	126,687
DEPOSIT WITH CLEARING BROKER		26,436
TOTAL ASSETS	$	153,123

LIABILITIES

PAYABLE TO CLEARING BROKER	$	2,597
ACCRUED EXPENSES		798
TOTAL LIABILITIES	$	3,395

COMMITMENTS AND CONTINGENCIES (Note 3)

MEMBERS' EQUITY

MEMBERS' EQUITY	$	149,728
TOTAL MEMBERS' EQUITY	$	149,728
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	153,123

See notes to statement of financial condition.

BEAR CREEK SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Bear Creek Securities, LLC (the "Company") is a Colorado limited liability company. The Company was incorporated on November 3, 2005, and commenced operations on July 28, 2006, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a majority owned subsidiary of Bear Creek Holding Company, LLC ("BCH"). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions and placement agent services.

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's placement agent activities are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company's placement agent activities are limited to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, the Company does not carry accounts of or for customers; and the Company does not carry Proprietary Accounts of Broker-Dealers ("PAB Accounts") (as defined in Rule 15c3-3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. As of December 31, 2025, there were no cash equivalents. Cash is stated at cost, which approximates market value. As of December 31, 2025, the Company had $126,687 held in deposits. Cash is held at a major financial institution and is therefore subject to credit risk to the extent the cash balance exceeds applicable FDIC limitations.

Income Taxes — The Company has elected to be a partnership under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate members of the Company are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in this financial statement.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized as measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing

authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions; the nexus of income among various tax jurisdictions; compliance with U.S. federal, U.S. state, and foreign tax laws; and changes in administrative practices and precedents of relevant taxing authorities. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Current Expected Credit Losses ("CECL") – The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Deposit with clearing broker - An allowance is not needed based on the credit quality of the clearing broker and the Company's historical experience. The Company continually reviews the credit quality of its counterparties.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related-Party Transactions - Pursuant to a shared services agreement (the "Agreement") between the Company and BCH, BCH provided shared services under the Agreement to the Company including salaries, occupancy costs, technology costs, and office supplies. BCH owns 99% of the Company. Per the terms of the Agreement the Company reimburses BCH for overhead costs in an amount equal to 100% of the direct and indirect costs incurred for, and on behalf of, the Company. In 2025 the Company earned placement agent income for acting as an agent for several third-parties attempting to find loan financing (the "Financing"). When Bear Creek Asset Management, LLC ("BCAM"), a related-party, determined the investment was suitable for their client, the Company introduced BCAM and its client to the third-party. Once the Financing was finalized, the Company received fees for their role as placement agent.

3. COMMITMENTS AND CONTINGENCIES

The Company utilizes an unaffiliated brokerage firm to provide securities clearing services. As part of this arrangement, the Company acts as an "introducing broker" and the unaffiliated brokerage firm acts as a "clearing broker." The clearing agreement requires the Company to maintain a minimum deposit of $25,000 with the clearing broker. The deposit maintained with the clearing broker is $26,436 as of December 31, 2025. As a result of the securities clearing services, the Company will sometimes have a payable to its clearing broker or a receivable from its clearing broker. The payable to the clearing broker is $2,597 at December 31, 2025. Generally, the payable is paid or the receivable is received in the month following the activity. Pursuant to its agreements with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. At December 31, 2025, there are no liabilities for amounts uncollected.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $149,728, which was $144,728 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 0.02 to 1 at December 31, 2025.

5. CREDIT RISK

As a securities broker dealer, the Company is engaged in various securities and brokerage activities. The Company's transactions are collateralized and executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral. This risk is mitigated once the clearing firm books the transaction to the customer's clearing account.

6. CONCENTRATION RISK

The Company has a shared services agreement with BCH, a related party. The Company's overhead costs could be directly impacted if the shared services agreement with BCH expired or the financial condition of BCH deteriorated.

The Company received 100% of its revenue in 2025 from placement agent services. The Company received placement agent income from Bear Creek Warehouse, LLC, Bear Creek Debt Warehouse, LLC and BC Schoolhouse Investors, LLC in the current year. The Company's revenue and operations could be directly impacted if the volume of placement agent opportunities or income declines.

7. **SEGMENT REPORTING**

ASC 280 requires a public entity to disclose certain segment information. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and placement agent services. The Company has identified its Managing Director and Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute profits to equity owners. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. **INDEMNIFICATIONS**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

9. **SUBSEQUENT EVENTS**

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition or disclosure.